Exhibit 99.1

DISCLOSURE OF MAJOR HOLDINGS IN LISTED COMPANIES ACT 1996



NOTIFICATION FORM 1996 ACT Part 1

1.  Name of the person obliged to notify:       New Skies Satellites N.V.

2.  Address:                                    Rooseveltplantsoen 4

3.  Postal code:                                2517 KR The Hague

4.  Residence: The Hague Registered office:     Amsterdam

5.  Country: The Netherlands Country:           The Netherlands

6.  Statutory name of Act NV:                   New Skies Satellites N.V.

7. Total Capital Interest: %                    6.52%
    - direct actual: % (A)                      6.52%
    - direct potential: % (C)                   --
    - indirect actual: % (E)                    --
    - indirect potential: % (G)                 --

   Total Voting Rights: %                       not applicable
   - direct actual: % (B)
   - direct potential: % (D)
   - indirect actual: % (F)
   - indirect potential: % (H)
   -

8. Date on which the notification duty arose:   11 March 2002

To the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
12 March 2003                                   The Hague


New Skies Satellites N.V.                       --------------------------------
                                                (Mary J. Dent, General Counsel &
                                                Management Board Member)







      Disclosure of Major Holdings in Listed Companies Act 1996 (1996 Act)